Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2024

Gurugram, India and New York November 12, 2024— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended September 30, 2024.

“For the three months ended September 30, 2024, we reported revenue of INR 2,363.3 million (USD 28.2 million), reflecting a substantial year-over-year increase of 149.4%. Adjusted Air Ticketing Margins saw a 13.0% decline, primarily attributable to reduced volumes in the B2C segment as we strategically adjusted discounts to address intensified price competition. In contrast, our Adjusted Hotels and Packages margins improved significantly by 43.8% year-over-year, driven by strong performance in our MICE (Meetings, Incentives, Conferences, and Exhibitions) business. Adjusted EBITDA came in at INR 66.7 million (USD 0.8 million), a 91.2% increase from the prior year.

Despite headwinds in the B2C air segment, we continue to drive strong growth in our Hotels and Packages and MICE lines of businesses, which helped us more than offset the negative impact of the B2C air business. In the second quarter of FY25, we successfully secured 29 new corporate clients, adding an annual billing potential of INR 1,213.0 million (USD 14.5 million).

On September 11 2024, we successfully completed the acquisition of Globe All India Services (Globe Travels) for INR 1,280.0 million (USD 15.3 million) in cash. The results for the quarter include contribution from Globe Travels for 20 days of the quarter from September 11, 2024 to September 30, 2024. This strategic acquisition brought approximately 360 new corporate clients, further strengthening our leadership in India’s corporate travel sector. Globe Travels’ expertise in MICE complements our recent organic expansion in this segment, positioning Yatra as one of India’s largest players in this segment. With minimal overlap in client portfolios, this acquisition diversifies our client base and enhances cross-selling opportunities for hotels and expense management services. Additionally, integrating our digital booking platform with Globe Travel’s largely offline business is expected to drive synergies, operational efficiencies, and cost savings for our corporate clients.

Progress on corporate restructuring is also advancing as the Company continues to engage with its counsels and other stakeholders including certain regulators towards the formulation of a comprehensive multi-jurisdictional corporate restructuring that can reduce administrative overhead, rationalize costs, and facilitate the growth for the Company. We are encouraged by the strong momentum in our Corporate Travel business, underscored by our growth in new accounts and MICE capabilities. As we continue to navigate a dynamic market, our focus remains on executing our strategic priorities to reinforce our market leadership and drive long-term value for stakeholders.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended September 30, 2024:

●	Revenue of INR 2,363.3 million (USD 28.2 million), representing an increase of 149.4% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 885.9 million (USD 10.6 million), representing a decrease of 13.0% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 400.1 million (USD 4.8 million), representing an increase of 43.8% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 17,651.6 million (USD 210.7 million), representing an increase of 0.7% YoY.
●	Loss for the period was INR 0.3 million (USD 0.1 million) versus a loss of INR 272.9 million (USD 3.3 million) for the three months ended September 30, 2023, reflecting a decline in loss by INR 272.6 million (USD 3.3 million) YoY.
●	Result from operations were a loss of INR 37.7 million (USD 0.4 million) versus a loss of INR 120.6 million (USD 1.4 million) for the three months ended September 30, 2023, reflecting a decrease in loss by INR 82.9 million (USD 1.0 million) YoY.
●	Adjusted EBITDA(2) was INR 66.7 million (USD 0.8 million) reflecting an increase by 91.2% YOY.

	Three months ended September 30,
	2023	2024	2024
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	947,574	2,363,325	28,216	149.4%
Results from operations	(120,598)	(37,679)	(449)	(68.8)%
Loss for the period	(272,862)	(296)	(3)	99.9%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,018,276	885,855	10,576	(13.0)%
Adjusted Margin - Hotels and Packages	278,271	400,148	4,777	43.8%
Adjusted Margin - Other Services	49,561	75,935	907	53.2%
Others (Including Other Income)	169,115	145,895	1,742	(13.7)%
Adjusted EBITDA (2)	34,888	66,716	797	91.2%
Operating Metrics
Gross Bookings (3)	17,520,272	17,651,566	210,739	0.7%
Air Ticketing	14,771,705	13,260,073	158,310	(10.2)%
Hotels and Packages	2,183,857	3,661,505	43,714	67.7%
Other Services (6)	564,710	729,988	8,715	29.3%
Adjusted Margin% (4)
Air Ticketing	6.9%	6.7%
Hotels and Packages	12.7%	10.9%
Other Services	8.8%	10.4%
Quantitative details (5)
Air Passengers Booked	1,660	1,377		(17.1)%
Stand-alone Hotels Room Nights Booked	440	461		4.7%
Packages Passengers Travelled	5	15		223.0%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of September 30, 2024, 61,723,260 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the interim unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and six months ended September 30, 2024, the interim unaudited condensed consolidated statement of financial position as at September 30, 2024, the interim unaudited condensed consolidated statement of cash flows for the six months ended September 30, 2024 and discussion of the results of the three months ended September 30, 2024 compared with three months ended September 30, 2023, were converted into U.S. dollars at the exchange rate of 83.76 INR per USD, which is based on the noon buying rate as at September 30, 2024, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

The Company, through its subsidiary Yatra Online Limited (“Yatra India”), consummated the acquisition of all of the issued and paid-up equity share capital of Globe All India Services Limited (“GAISL”) on September 11, 2024, pursuant to a share purchase agreement dated September 2, 2024, with GAISL and Ramkrishna Forgings Limited (the “Acquisition”). The aggregate purchase price for the Acquisition was INR 1,280 million (USD 15.3 million), after net debt and working capital adjustments.

The Company’s financial and operating results for the three months and six month ended September 30, 2024, include the financial and operating results of GAISL from September 11, 2024, to September 30, 2024. Accordingly, the reported results for three months and six months ended September 30, 2024, which are inclusive of the impact of consolidation of GAISL may not be comparable with the reported results for the three months and six months ended September 30, 2023, which exclude the impact of consolidation of GAISL.

Results of Three Months Ended September 30, 2024

Revenue. We generated Revenue of INR 2,363.3 million (USD 28.2 million) in the three months ended September 30, 2024, an increase of 149.4% compared with INR 947.6 million (USD 11.3 million) in three months ended September 30, 2023. Increase in revenue is mainly driven by increase in our Hotels and Packages business on account of our Meetings, Incentives, Conferences, and Exhibitions (“MICE”) business.

Service cost. Our Service cost increased to INR 1,427.7 million (USD 17.0 million) in the three months ended September 30, 2024, compared to Service cost of INR 166.1 million (USD 2.0 million) in the three months ended September 30, 2023. The increase in Service cost is driven by an increase in Hotels and Packages gross bookings on account of our MICE business.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	391,961	429,666	365,820	1,703,783	45,459	93,940
Customer promotional expenses	626,315	456,189	78,576	101,109	4,102	4,961
Service cost	-	-	(166,125)	(1,404,744)	-	(22,966)
Adjusted Margin	1,018,276	885,855	278,271	400,148	49,561	75,935

Air Ticketing. Revenue from our Air Ticketing business was INR 429.7 million (USD 5.1 million) in the three months ended September 30, 2024 as compared to INR 392.0 million (USD 4.7 million) in the three months ended September 30, 2023, reflecting an increase of 9.6%.

Adjusted Margin (1) from our Air Ticketing business decreased to INR 885.9 million (USD 10.6 million) in the three months ended September 30, 2024, as compared to INR 1,018.3 million (USD 12.2 million) in the three months ended September 30, 2023. In the three months ended September 30, 2024, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 456.2 million (USD 5.4 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 626.3 million (USD 7.5 million) in the three months ended September 30, 2023. The decrease in Adjusted Margin – Air Ticketing was largely due to lower gross booking on account of optimization of discount amid intensifying price competition in the market.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,703.8 million (USD 20.3 million) in the three months ended September 30, 2024, as compared to INR 365.8 million (USD 4.4 million) in the three months ended September 30, 2023, reflecting an increase of 365.7%.

Adjusted Margin (1) for this segment increased by 43.8% to INR 400.1 million (USD 4.8 million) in the three months ended September 30, 2024 from INR 278.3 million (USD 3.3 million) in the three months ended September 30, 2023. In the three months ended September 30, 2024, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 101.1 million (USD 1.2 million) against an add-back of INR 78.6 million (USD 0.9 million) in the three months ended September 30, 2023. The increase in adjusted margin is driven by increase in gross bookings of our Hotels and Packages business on account of MICE business and decrease in adjusted margin % is on account of mix change impact.

Other Services. Our Revenue from Other Services was INR 93.9 million (USD 1.1 million) in the three months ended September 30, 2024, an increase from INR 45.5 million (USD 0.5 million) in the three months ended September 30, 2023.

Adjusted Margin for this segment increased by 53.2% to INR 75.9 million (USD 0.9 million) in the three months ended September 30, 2024, from INR 49.6 million (USD 0.6 million) in the three months ended September 30, 2023. In the three months ended September 30, 2024, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 5.0 million (USD 0.1 million) against an add-back of INR 4.1 million (USD 0.1 million) in the three months ended September 30, 2023 pursuant to IFRS 15. The increase in adjusted margin of other services is driven by an increase in gross bookings.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 135.9 million (USD 1.6 million) in the three months ended September 30, 2024, a decrease from INR 144.3 million (USD 1.7 million) in the three months ended September 30, 2023 due to a decrease in advertising revenue.

Other Income. Our Other Income decreased to INR 10.0 million (USD 0.1 million) in the three months ended September 30, 2024 from INR 24.8 million (USD 0.3 million) in the three months ended September 30, 2023 due to a decrease in write back of liabilities no longer required to be paid and a one-time interest received on pre-deposit made related to favourable settlement of service tax related matters.

Personnel Expenses. Our personnel expenses decreased by 5.1% to INR 366.5 million (USD 4.4 million) in the three months ended September 30, 2024 from INR 386.3 million (USD 4.6 million) in the three months ended September 30, 2023. Excluding employee share-based compensation costs of INR 30.5 million (USD 0.4 million) in the three months ended September 30, 2024, compared to INR 107.3 million (USD 1.3 million) in the three months ended September 30, 2023, personnel expenses increased by 20.4% in the three months ended September 30, 2024 on account of increase in our leadership strength (to venture into new business/products) and an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 5.4% to INR 116.7 million (USD 1.4 million) in the three months ended September 30, 2024 from INR 123.3 million (USD 1.5 million) in the three months ended September 30, 2023. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 678.2 million (USD 8.1 million) in the three months ended September 30, 2024 against INR 832.3 million (USD 9.9 million) in the three months ended September 30, 2023, decreased by 18.4% on a YoY.

Other Operating Expenses. Other operating expenses increased by 15.5% to INR 426.2 million (USD 5.1 million) in the three months ended September 30, 2024 from INR 369.0 million (USD 4.4 million) in the three months ended September 30, 2023.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 53.2% to INR 73.9 million (USD 0.9 million) in the three months ended September 30, 2024 from INR 48.2 million (USD 0.6 million) in the three months ended September 30, 2023.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 37.7 million (USD 0.4 million) in the three months ended September 30, 2024. Our results from operations for the three months ended September 30, 2023 was a loss of INR 120.6 million (USD 1.4 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 7.2 million (USD 0.1 million) for three months ended September 30, 2024 as compared to a loss of INR 13.3 million (USD 0.2 million) for three months ended September 30, 2023.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income increased to INR 62.9 million (USD 0.8 million) in the three months ended September 30, 2024 from INR 7.5 million (USD 0.1 million) in the three months ended September 30, 2023. This increase was primarily on account of an increase in our term deposits.

Finance Costs. Our finance costs of INR 25.4 million (USD 0.3 million) in the three months ended September 30, 2024 which includes interest on the lease liability of INR 8.1 million (USD 0.1 million) decreased by INR 56.5 million (USD 0.7 million) from finance cost of INR 81.9 million (USD 1.0 million) in the three months ended September 30, 2023, which includes interest on the lease liability of INR 8.2 million (USD 0.1 million). This decrease is majorly driven by a decrease in our borrowings from 1,742.5 million (USD 20.8 million) in the three months ended September 30, 2023 to 277.5 million (USD 3.3 million) in the three months ended September 30, 2024.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra India, our Indian subsidiary (“Indian IPO”). During the three month ended September 30, 2024, the Company has incurred INR Nil (USD Nil) compared to an expense of INR 68.2 million (USD 0.8 million) during the three months ended September 30, 2023.

Income Tax Expense. Our income tax expense during the three months ended September 30, 2024 was INR 0.1 million (USD 0.1 million) compared to income tax expense of INR 9.6 million (USD 0.1 million) during the three months ended September 30, 2023.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended September 30, 2024 was INR 0.3 million (USD 0.1 million) as compared to a loss of INR 272.9 million (USD 3.3 million) in the three months ended September 30, 2023. Excluding the employee share based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 30.2 million (USD 0.4 million) for the three months ended September 30, 2024 against an Adjusted loss(1) of INR 97.4 million (USD 1.2 million) for the three months ended September 30, 2023.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA (1) increased to INR 66.7 million (USD 0.8 million) in the three months ended September 30, 2024 from an Adjusted EBITDA (1) of INR 34.9 million (USD 0.4 million) in the three months ended September 30, 2023.

Basic Earnings (Loss) per Share. Basic Loss per Share was INR 0.25 (USD 0.01) in the three months ended September 30, 2024 as compared to Basic Loss per share of INR 4.21 (USD 0.05) in the three months ended September 30, 2023. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Basic Earnings per Share(1) would have been INR 0.10 (USD 0.01) in the three months ended September 30, 2024, as compared to Adjusted Basic Loss per share of INR 2.38 (USD 0.03) in the three months ended September 30, 2023.

Diluted Earnings/(Loss) per Share. Diluted Loss per Share was INR 0.25 (USD 0.01) in the three months ended September 30, 2024 as compared to Diluted Loss per share of INR 4.21 (USD 0.05) in the three months ended September 30, 2023. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Earnings per Share(1) would have been INR 0.10 (USD 0.01) in the three months ended September 30, 2024 as compared to Adjusted Diluted Loss of INR 2.38 (USD 0.03) in the three months ended September 30, 2023.

Liquidity. As of September 30, 2024, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,174.9 million (USD 26.0 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended September 30, 2024 beginning at 8:30 AM Eastern Daylight Time (or 7:00 PM India Standard Time) on November 13, 2024. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 173847 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/840082388..

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortisation - These primarily reflect depreciation and amortisation on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, listing and related expenses, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Loss for the period as per IFRS	(272,862)	(296)	(296,806)	(1,057)
Employee share-based compensation costs	107,256	30,514	121,671	69,306
Depreciation and amortization	48,230	73,881	96,498	134,803
Finance income	(7,493)	(62,910)	(15,961)	(128,724)
Finance costs	81,918	25,383	167,357	53,989
Listing and related expenses	68,221	-	54,238	-
Tax expense	9,618	144	23,296	3,991
Adjusted EBITDA	34,888	66,716	150,293	132,308

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Results from operations (as per IFRS)	(120,598)	(37,679)	(67,876)	(71,801)
Employee share-based compensation costs	107,256	30,514	121,671	69,306
Adjusted Results from Operations	(13,342)	(7,165)	53,795	(2,495)

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Six months ended
Amount in INR thousands	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Loss for the period (as per IFRS)	(272,862)	(296)	(296,806)	(1,057)
Employee share-based compensation costs	107,256	30,514	121,671	69,306
Listing and related expenses	68,221	-	54,238	-
Adjusted Profit/(Loss) for the period	(97,385)	30,218	(120,897)	68,249

	Three months ended		Six months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Basic Loss per share (as per IFRS)	(4.21)	(0.25)	(4.61)	(0.66)
Employee share-based compensation costs	1.14	0.35	1.30	0.77
Listing and related expenses	0.69	-	0.55	-
Adjusted Basic Earnings/(Loss) Per Share	(2.38)	0.10	(2.76)	0.11

	Three months ended		Six months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	September 30, 2023	September 30, 2024	September 30, 2023	September 30, 2024
Diluted Earnings/(Loss) per share (as per IFRS)	(4.21)	(0.25)	(4.61)	(0.66)
Employee share-based compensation costs	1.14	0.35	1.30	0.77
Listing and related expenses	0.69	-	0.55	-
Adjusted Diluted Earnings/(Loss) Per Share	(2.38)	0.10	(2.76)	0.11

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	391,961	429,666	365,820	1,703,783	45,459	93,940
Customer promotional expenses	626,315	456,189	78,576	101,109	4,102	4,961
Service cost	-	-	(166,125)	(1,404,744)	-	(22,966)
Adjusted Margin	1,018,276	885,855	278,271	400,148	49,561	75,935

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Six months ended September 30, 2024
Amount in INR thousands	2023	2024	2023	2024	2023	2024
Revenue as per IFRS - Rendering of services	881,330	886,575	818,375	2,086,919	72,177	161,727
Customer promotional expenses	1,295,978	918,231	152,662	199,068	10,112	9,291
Service cost	-	-	(385,145)	(1,608,698)	-	(22,966)
Adjusted Margin	2,177,308	1,804,806	585,892	677,289	82,289	148,052

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business; statements concerning management’s beliefs as well as our strategic and operational plans; our pursuit of strategic M&A opportunities and the pipeline of prospects; our ability to simplify our corporate structure and operations and enhance shareholder value; and our future financial performance. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia and the evolving events in Israel, Gaza and the Middle East), pandemics and natural calamities; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, including the merger between Air India and Vistara, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 800 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company (OTC) in India among key OTA players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 108,000 hotels in approximately 1,500 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2024

(Amount in thousands, except per share data and number of shares)

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	803,239	2,227,389	26,593	1,771,881	3,135,221	37,431
Other revenue	144,335	135,936	1,623	281,509	278,822	3,329
Total revenue	947,574	2,363,325	28,216	2,053,390	3,414,043	40,760
Other income	24,780	9,960	119	41,593	21,557	257

Service cost	166,125	1,427,710	17,045	385,145	1,631,664	19,480
Personnel expenses	386,282	366,509	4,376	662,081	725,757	8,665
Marketing and sales promotion expenses	123,311	116,674	1,393	254,329	208,831	2,493
Other operating expenses	369,004	426,190	5,088	764,806	806,347	9,627
Depreciation and amortization	48,230	73,881	882	96,498	134,803	1,609
Results from operations	(120,598)	(37,679)	(449)	(67,876)	(71,802)	(857)

Finance income	7,493	62,910	751	15,961	128,724	1,537
Finance costs	(81,918)	(25,383)	(303)	(167,357)	(53,989)	(645)
Listing and related expenses	(68,221)	-	-	(54,238)	-	-
Profit/(Loss) before taxes	(263,244)	(152)	(1)	(273,510)	2,934	35
Tax (expense)/benefit	(9,618)	(144)	(2)	(23,296)	(3,991)	(48)
Profit/(Loss) for the period	(272,862)	(296)	(3)	(296,806)	(1,057)	(13)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(1,041)	380	5	(971)	(826)	(10)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(29,379)	2,372	28	(14,168)	5,503	66
Other comprehensive profit/(loss) for the period, net of tax	(30,420)	2,752	33	(15,139)	4,677	56
Total comprehensive profit/(loss) for the period, net of tax	(303,282)	2,456	30	(311,945)	3,620	43

Profit/(loss) attributable to :
Owners of the Parent Company	(269,396)	(15,723)	(187)	(294,190)	(41,213)	(492)
Non-Controlling interest	(3,466)	15,428	184	(2,616)	40,154	479
Profit/(Loss) for the period	(272,862)	(296)	(3)	(296,806)	(1,057)	(13)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(299,485)	(13,106)	(156)	(309,001)	(36,243)	(433)
Non-Controlling interest	(3,797)	15,563	186	(2,944)	39,862	476
Total comprehensive profit/(loss) for the period	(303,282)	2,456	30	(311,945)	3,620	43

Earnings/(Loss) per share
Basic	(4.21)	(0.25)	(0.00)*	(4.61)	(0.67)	(0.01)
Diluted	(4.21)	(0.25)	(0.00)*	(4.61)	(0.67)	(0.01)

Weighted average no. of shares
Basic	63,955,457	62,059,766	62,059,766	63,844,450	61,973,195	61,973,195
Diluted	63,955,457	62,059,766	62,059,766	63,844,450	61,973,195	61,973,195

*rounded off

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2024

(Amounts in thousands, except per share data and number of shares)

	March 31, 2024	September 30, 2024	September 30, 2024
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	73,835	114,853	1,371
Right-of-use assets	160,037	193,057	2,305
Intangible assets and goodwill	913,434	2,189,484	26,140
Prepayments and other assets	755	1,394	17
Other financial assets	24,039	33,695	402
Term deposits	137,169	11,093	132
Other non financial assets	207,555	161,089	1,923
Deferred tax asset	10,932	37,987	454
Total non-current assets	1,527,756	2,742,652	32,744

Current assets
Inventories	53	56	1
Trade and other receivables	4,637,243	5,282,898	63,072
Prepayments and other assets	1,487,861	1,977,283	23,607
Income tax recoverable	339,316	410,661	4,903
Other financial assets	134,930	116,021	1,385
Term deposits	2,620,655	1,270,785	15,172
Cash and cash equivalents	1,741,950	893,055	10,662
Total current assets	10,962,008	9,950,759	118,802

Total assets	12,489,764	12,693,411	151,546

Equity and liabilities
Equity
Share capital	857	860	10
Share premium	20,511,478	20,556,736	245,424
Treasury shares	(222,152)	(418,555)	(4,997)
Other capital reserve	378,695	402,149	4,801
Accumulated deficit	(20,266,628)	(20,307,781)	(242,452)
Non-controlling interest reserve	5,032,282	5,032,282	60,080
Foreign currency translation reserve	(46,059)	(40,556)	(484)
Total equity attributable to equity holders of the Company	5,388,473	5,225,135	62,382
Total Non-controlling interest	2,371,799	2,411,659	28,793
Total equity	7,760,272	7,636,794	91,175

Non-current liabilities
Borrowings	114,677	24,382	291
Deferred tax liability	4,669	-	-
Employee benefits	55,850	62,879	751
Lease liability	164,418	197,390	2,357
Total non-current liabilities	339,614	284,651	3,399

Current liabilities
Borrowings	523,515	253,106	3,022
Trade and other payables	2,608,087	3,069,925	36,651
Employee benefits	41,307	57,734	689
Deferred revenue	3,360	3,088	37
Income taxes payable	251	840	10
Lease liability	51,324	49,964	597
Other financial liabilities	418,969	187,957	2,244
Other current liabilities	743,065	1,149,352	13,722
Total current liabilities	4,389,878	4,771,966	56,972
Total liabilities	4,729,492	5,056,617	60,371
Total equity and liabilities	12,489,764	12,693,411	151,546

* Pursuant to Share Purchase Agreement executed on September 2, 2024, the Company has acquired 100% of the equity share capital of Globe All India Services Limited for a cash consideration of INR 1,280 million resulting in a goodwill amounting to INR 1,215.5 million (provisional).

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR SIX MONTHS ENDED SEPTEMBER 30, 2024

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2024	857	20,511,478	(222,152)	(20,266,628)	5,032,282	378,695	(46,059)	5,388,473	2,371,799	7,760,272

Loss for the period				(41,213)				(41,213)	40,154	(1,059)

Other comprehensive loss
Foreign currency translation differences				-			5,503	5,503	-	5,503
Re-measurement gain on defined benefit plan				(532)			-	(532)	(294)	(826)
Total other comprehensive loss	-	-	-	(532)	-	-	5,503	4,971	(294)	4,677

Total comprehensive loss	-	-	-	(41,745)	-	-	5,503	(36,242)	39,860	3,618

Share based payments	-	-	-	592		68,714	-	69,306	-	69,306
Exercise of options	3	45,258	-	-		(45,260)	-	1	-	1
Own shares repurchase	-	-	(196,403)				-	(196,403)	-	(196,403)
Change in non-controlling interest	-	-	-	-		-	-	-	-	-

Total contribution by owners	3	45,258	(196,403)	592	-	23,454	-	(127,096)	-	(127,096)

Balance as at September 30, 2024	860	20,556,736	(418,555)	(20,307,781)	5,032,282	402,149	(40,556)	5,225,135	2,411,659	7,636,794

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR SIX MONTHS ENDED SEPTEMBER 30, 2024

(Amount in thousands, except per share data and number of shares)

	Six months ended September 30, 2024
	2023	2024	2024
	INR	INR	USD

Profit/(Loss) before tax	(273,511)	2,932	35
Adjustments for non-cash and non-operating items	222,866	88,761	1,060
Change in working capital	(122,218)	84,356	1,007
Direct taxes paid (net of refunds)	(59,603)	(60,094)	(717)
Net cash flows generated from/(used in) operating activities	(232,466)	115,955	1,385
Net cash flows generated from/(used in) investing activities	(1,862,084)	171,332	2,046
Net cash flows generated from/(used in) financing activities	6,399,655	(1,155,693)	(13,798)
Net increase/decrease in cash and cash equivalents	4,305,105	(868,406)	(10,367)
Cash and Cash Equivalents acquired on Business acquisition	-	3,026	36
Effect of exchange differences on cash and cash equivalents	(11,557)	16,485	192
Cash and cash equivalents at the beginning of the period	503,601	1,741,950	20,801
Cash and cash equivalents at the end of the period	4,797,149	893,055	10,662

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended September 30,		For the six months ended September 30,
(In thousands except percentages)	2023	2024	2023	2024
Quantitative details *
Air Passengers Booked	1,660	1,377	3,485	2,707
Stand-alone Hotels Room Nights Booked	440	461	931	878
Packages Passengers Travelled	5	15	11	22
Gross Bookings
Air Ticketing	14,771,705	13,260,073	31,695,664	26,780,366
Hotels and Packages	2,183,857	3,661,505	4,587,999	6,060,337
Other Services	564,710	729,988	1,070,985	1,358,512
Total	17,520,272	17,651,566	37,354,648	34,199,215
Adjusted Margin
Adjusted Margin - Air Ticketing	1,018,276	885,855	2,177,308	1,804,806
Adjusted Margin - Hotels and Packages	278,271	400,148	585,892	677,289
Adjusted Margin - Other Services	49,561	75,935	82,288	148,052
Others (Including Other Income)	169,115	145,895	323,102	300,379
Total	1,515,223	1,507,833	3,168,590	2,930,526
Adjusted Margin%**
Air Ticketing	6.9%	6.7%	6.9%	6.7%
Hotels and Packages	12.7%	10.9%	12.8%	11.2%
Other Services	8.8%	10.4%	7.7%	10.9%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.